UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza

40-44, rue Washington

75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the filing of its Annual Report on Form 20-F, Constellium SE is hereby filing certain of its agreements as Exhibits 99.1, 99.2 and 99.3 attached hereto, to be incorporated by reference therein.

Exhibit Index

No.	Description

99.1	Amendment No. 2 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of April 24, 2020

99.2	Indenture, dated as of June 30, 2020, among Constellium SE, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.625% Senior Notes due 2028

99.3	Indenture, dated as of February 24, 2021, among Constellium SE, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 3.750% Sustainability-Linked Senior Notes due 2029

The information contained in the exhibits attached to this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

March 16, 2021	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer